EXHIBIT 4.3

DEBENTURE AMENDMENTS to the 13% Convertible Debentures due September 9, 1998 held by the Gifford Fund Ltd. and the 13% Convertible Debenture due September 10, 1998 held by the G.P.S. Fund Ltd.

The Gifford Fund Ltd. and the GPS Fund Ltd. (the "Funds") are holders of convertible debentures issued by Casino Resource Corporation, a Minnesota corporation (the "Company"). The Funds and the Company hereby agree to the following restructuring of the debentures due in September 1998:

1. The Company agrees to make a total payment to the Funds of $250,000 on or before August 12, 1998 by wire transfer. The payment will be allocated between the debentures held by the Funds on a pari-passus basis with the GPS Fund receiving $3.00 for each of $1.00 received by the Gifford Fund. Further, the Company acknowledges that the payment will be allocated to pay interest due on all the debentures from October 1, 1997 to July 31, 1998 of $43,167.12, $171,674.03 of principal, and $35,158.84 of premium.

2. The remaining $228,325.96 of debenture principal will be restructured to allow the Funds' conversion of debentures into common stock in equal quarters each month beginning January 1, 1999. The due dates for the debentures will be April 30, 1999. The company will take any and all actions to ensure that the Funds' registration rights for any and all common stock that the Funds receive as a result of conversions of debentures are in full force and effect until the earlier of the sale of all common shares held by the Funds, the repayment in full of the debentures (including any premiums, interest and penalties due the Funds), or January 1, 2000.

3.   The debentures are hereby amended to include the following covenants:

     o The Company will use any gross cash proceeds of asset sales over $500,000, after repayment of asset specific cash debts, to repay debentures. Payments to Funds are to be made within 5 days of Company receipt of gross asset sale price.
     o Until the debentures are repaid in full, the Company agrees to use all cashflows over $100,000 per month generated by the Company's Tunisian casino will be used to pay down debentures. The Company agrees to provide the Funds with detailed financial statements from the Tunisian casino on a monthly basis, at the request of the Funds. The financial statements will be certified to be complete and accurate by the chief financial officer of the Company and shall be available within 30 days after the end of each month.

Agreed to this 11th day of August, 1998 by:
CASINO RESOURCE CORPORATION

by: /s/ John J. Pilger
Mr. John Pilger, CEO

THE GIFFORD FUND, LTD.

by: /s/ Richard C. Bradley, Jr.
Mr. Richard C. Bradley, Jr., Attorney-in-Fact


THE G.P.S. FUND, LTD.

by: /s/ Richard C. Bradley, Jr.
Mr. Richard C. Bradley, Jr., Attorney-in-Fact


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